Exhibit 99.1

COSCIENS Biopharma Inc. Announces Leadership Change

TORONTO, ONTARIO, November 14, 2025 – COSCIENS Biopharma Inc. (TSX: CSCI) (FINRA: CSCIF) (“COSCIENS” or the “Company”), a life science company focused on natural ingredients and pharmaceutical solutions, announced today that Peter H. Puccetti, CFA, Chairman of the Company’s board of directors (the “Board”), has been appointed Interim Chief Executive Officer, effective immediately. Peter succeeds Anna Biehn, who has stepped down as Chief Executive Officer.

“As the Company continues its efforts to reduce costs and streamline its organizational structure while aligning resources with key strategic priorities, the Board has determined that now is the right time to transition leadership” said Robert Seager, Chair of the Human Resources, Nominating and Governance Committee. “Peter is already deeply involved in driving the strategic reorientation of the Company and has a proven track record of creating value with similarly situated businesses. We are confident that the Company will be well-served by Peter’s leadership at this critical juncture.”

Mr. Puccetti said, “In my expanded role as Chairman and Interim CEO, I plan on continuing to strengthen operational performance, while working to create the conditions necessary for driving shareholder value.” Mr. Puccetti continued, “On behalf of everyone at COSCIENS, I want to thank Anna for her professionalism, leadership and contributions. We wish her all the best in her future endeavors.”

About COSCIENS Biopharma Inc.

COSCIENS is a life science company with a diverse portfolio focused on the development of natural, plant-based active ingredients and engaged in the commercialization of pharmaceutical and diagnostic products. COSCIENS’ natural active ingredient business leverages the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. COSCIENS’ lead pharmaceutical product Macimorelin (Macrilen; Ghryvelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD).

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CSCI”. The Company’s common shares were assigned the trading symbol “CSCIF” by FINRA’s Department of Market Operations for quoting and trading in the market for unlisted securities (i.e., the “over-the-counter market” or “OTC” market) in the United States as of September 4, 2025. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this MD&A, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the expectations of the interim Chief Executive Officer.

These statements are based on current expectations and assumptions, including factors or assumptions factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com